SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 333-13944

                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its Charter)

                       12th Floor, Jeevan Bharati Tower-1
                               124 Connaught Circus
                                New Delhi 110 001
                                      India
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F /X/                      Form 40-F  / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes  / /                           No  /X /

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   ____

Registrant incorporates by reference the following Exhibits:

Exhibit 1 - APPROVAL OF ANNUAL ACCOUNTS FOR THE YEAR 2004-05 AND PROVISIONS FOR PAYMENT OF DIVIDEND

--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Mahanagar Telephone Nigam Limited
                                       (Registrant)

Date: June 21, 2005

                                       By:   /s/  S.C. Ahuja
                                           -------------------------------
                                           Name:   S.C. Ahuja
                                           Title:  Company Secretary


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


                                    EXHIBIT 1




                                                           No.MTNL/SECTT/SE/2005
                                                                   June 21, 2005


The Secretary, Stock Exchange
Delhi/Mumbai/Calcutta/Madras/National Stock Exchange/NYSE


SUB: APPROVAL OF ANNUAL ACCOUNTS FOR THE YEAR 2004-05 AND PROVISIONS
     FOR PAYMENT OF DIVIDEND.


Further to our letter of even No. dt. 8.6.05 and pursuant to the provisions of the Listing Agreement, we write to inform you that a meeting of the Board of Directors of the company was held today for approval of the Annual Accounts for the Financial Year 2004-05. The information with respect to sub clause (a) and
(b) of clause 20 is given below:-

a) Provision made for Dividend/Recommendation for final payment of dividend @ 25% (total 45% including 20% interim dividend paid in February 2005) on the paid up equity share capital of Rs.630 crores subject to shareholders approval in the ensuing Annual General Meeting of the Company.


b)   The other financial figures are as under:-


                                           (Rs. in million)    (Rs. in million)
                                                   As at            As at
                                               31.3.2005          31.3.2004

i)     Turnover                                 60841.03           66839.30
ii)    Gross Profit                             12156.67           16859.51
iii)   Net profit for the year                   9389.79           11504.78
iv)    Provision for depreciation                5880.07            5437.95
v)     Provision for income tax                  2566.90            3753.71
vi)    Amount appropriated from
       Reserves                                     Nil                 Nil
vii)   Capital profit                               Nil                 Nil
viii)  Accumulated profit of past
       years or other special source to
       Provide wholly or partly for the
       Dividend                                      Nil                Nil


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


These results are being published separately in the newspapers as required under clause 41 of the Listing Agreement.


Thanking you,


Yours Faithfully


(S.C.AHUJA)

COMPANY SECRETARY


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